MANAGEMENT'S DISCUSSION & ANALYSIS

JUNE 30, 2023

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED JUNE 30, 2023	TSX: SIL | NYSE American: SILV

This Management's Discussion and Analysis ("MD&A") is an overview of all material information about SilverCrest Metals Inc.'s (the "Company" or "SilverCrest") operations, liquidity, and capital resources for the three and six months ended June 30, 2023. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2023 and 2022, and the related notes contained therein which have been prepared under International Accounting Standards 34 - Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). The following should also be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2022 and 2021, and the related notes contained therein which have been prepared under International Financial Reporting Standards as issued by IASB ("IFRS"). Additional information relating to the Company, including the Company's Annual Information Form for the year ended December 31, 2022 (the "AIF"), is available on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov, and on the Company's website www.silvercrestmetals.com. Readers are cautioned that, unless included in this MD&A, information on the Company's website does not form part of this MD&A.

All amounts are stated in United States dollars ("US$"), and tabular amounts are stated in thousands of United States dollars except for per share amounts, unless otherwise indicated. References to "C$" are to the Canadian dollar and "MX$" are to the Mexican peso. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences. The first, second, third, and fourth quarters of the Company's fiscal years ("FY") are referred to as "Q1", "Q2", "Q3", and "Q4", respectively, and the first and second half of the Company's fiscal years are referred to as "H1" and "H2", respectively. The following are other abbreviations used throughout this MD&A: Au (gold), Ag (silver), oz (ounces), all-in sustaining costs (AISC), gpt (grams per tonne), km (kilometres), and tpd (tonnes per day).

The effective date of this MD&A is August 9, 2023.

QUALIFIED PERSON

Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng., and Chief Executive Officer of the Company, who is a 'Qualified Person' for the purpose of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

CAUTIONARY NOTE TO US INVESTORS

This MD&A includes Mineral Resource and Mineral Reserve Estimates classification terms that comply with reporting standards in Canada and the Mineral Resource and Mineral Reserve Estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the United States Securities and Exchange Commission (the "SEC") applicable to domestic United States reporting companies. Consequently, Mineral Resource and Mineral Reserve Estimates information included in this MD&A may not be comparable to similar information that would generally be disclosed by United States domestic reporting companies subject to the reporting and disclosure requirements of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with US standards.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED JUNE 30, 2023	TSX: SIL | NYSE American: SILV

FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. Such forward-looking statements concern the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, planned expenditures and plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including gold and silver production and planned work programs. In addition, these statements include, but are not limited to: the future price of commodities; the estimation of Mineral Resource and Mineral Reserve Estimates; the realization of Mineral Resource and Mineral Reserve Estimates; the timing and amount of estimated future production; costs of production; capital expenditures; costs and timing of the development of new deposits; timing of completion of exploration programs; technical reports and studies; the success of exploration and development activities and mining operations; future financings, the Company's share price and on the timing and completion of exploration programs, the productivity and timing of mine operation activities; permitting timelines; currency fluctuations; requirements for additional capital; government regulation of exploration and production operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; completion of acquisitions and their potential impact on the Company and its operations; limitations on insurance coverage; maintenance of adequate internal control over financial reporting; and the development and advancement of the Company's environmental, social, and corporate governance strategy.

Forward-looking statements are made based upon certain assumptions and other important factors that, while considered reasonable by the Company, are inherently subject to significant business economic, competitive, political and social uncertainties and contingencies.  The Company has made assumptions based on many of these factors which include, without limitation: present and future business strategies; the environment in which the Company will operate in the future, including the price of gold and silver; currency exchange rates; estimates of capital and operating costs; production estimates; Mineral Resource and Mineral Reserve Estimates, and metallurgical recoveries; and mining operational and development risks. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: the impact of the Ukraine-Russia conflict on supply chains and pricing and the availability of commodities; the timing and content of work programs; interest rate risks; global market conditions; fluctuations in the Company's share prices; results of exploration activities; the interpretation of drilling results and other geological data; reliability of Mineral Resource and Reserve estimates; receipt, maintenance and security of permits and mineral property titles; enforceability of contractual interests in mineral properties; environmental and other regulatory risks; the effects of climate change; compliance with changing environmental regulations; dependence on local community relationships; risks of local violence; risks related to natural disasters, terrorism, civil unrest, public health concerns (including the impact on operations of health epidemics or outbreaks of communicable diseases such as the COVID-19 pandemic) and other geopolitical uncertainties; reliability of costs estimates; project cost overruns or unanticipated costs and expenses; precious metals price fluctuations; fluctuations in the foreign exchange rate (particularly MX$, C$, and US$); risks associated with taxation in multiple jurisdictions; uncertainty in the Company's ability to fund the exploration and development of its mineral properties or the completion of further exploration programs; uncertainty as to whether the Company's exploration programs will result in the discovery, development or production of commercially viable ore bodies or yield reserves; operational, health and safety risks; infrastructure risks; risks associated with costs of reclamation; development plans and costs differing materially from the Company's expectations; risks and uncertainties related to the timing of mine operation activities; risks related to mineral properties being subject to prior unregistered agreements, transfers, claims, and other defects in title; uncertainty in the ability to obtain financing if required; maintaining adequate internal control over financial reporting; dependence on key personnel; and general market and industry conditions. This list is not exhaustive of the factors that may affect the Company's forward-looking statements.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.

The Company's forward-looking statements are based on beliefs, expectations, and opinions of management on the date the statements are made.  While the Company has attempted to identify important factors that could cause actual actions, events, or results to differ from those described in forward-looking statements, there may be factors that cause actions, events, or results not to be as anticipated, estimated, or intended.  The Company undertakes no obligation to update or revise any forward-looking statements included in this MD&A if these beliefs, expectations and opinions or other circumstances should change, except as otherwise required by applicable law.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED JUNE 30, 2023	TSX: SIL | NYSE American: SILV

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED JUNE 30, 2023	TSX: SIL | NYSE American: SILV

1.    DESCRIPTION OF BUSINESS

SilverCrest is a Canadian-based precious metals producer headquartered in Vancouver, BC, with an ongoing initiative to increase its asset base by expanding current Mineral Resource and Reserve Estimates, acquiring, discovering and developing high value precious metal projects, and ultimately operating multiple silver-gold mines in the Americas. The Company's principal focus is its Las Chispas Operation ("Las Chispas" or the "Las Chispas Operation"), in Sonora, Mexico.

The Company has a portfolio of four other mineral exploration properties in Sonora, Mexico. Further information regarding the businesses of SilverCrest, its operations and its mineral properties can be found in the most recent AIF and on the Company's website, www.silvercrestmetals.com.

The silver equivalent ("AgEq") ratio used in this MD&A of 79.51:1 is based on the results of Updated Independent Technical Report for the Las Chispas Operation (the "Updated Technical Report" or the "Report")1, which were announced on July 31, 2023.

2.    HIGHLIGHTS

Q2, 2023 Financial Highlights

● Sold a total of 13,400 ounces of gold and 1.45 million oz of silver at average realized prices2 of $1,991 per oz gold and $24.36 per oz silver.

● Revenue of $62.0 million and cost of sales of $23.7 million, resulting in mine operating income of $38.3 million, which represents a 62% operating margin.

● Income of $23.7 million or $0.16 per share, inclusive of an $8.6 million ($0.06 per share) unrealized foreign currency loss.

● Net free cash flow3 of $43.7 million or $0.30 per share, supported by the net receipt of value added taxes and deferral of accounts payable and taxes.

● Increased cash balance by $7.6 million and bullion holdings by $3.6 million during the quarter, after, sustaining capital at Las Chispas of $10.1 million and retiring $25.0 million of debt.

● Cash flow from operating activities before changes in non-cash working capital items of $47.5 million or $0.32 per share.

● Cash costs2 of $7.39 per oz silver equivalent3 sold and all-in sustaining cost2 of $12.70 per oz AgEq sold based on accelerated spend towards exploration and for sustaining capital to create operational flexibility.

● Ended the quarter debt free with treasury assets2 totaling $59.0 million (cash of $53.4 million and gold and silver bullion of $5.6 million). Access to an undrawn $70.0 million revolving credit facility remains.

Q2, 2023 Operating Highlights

● Recovered 16,500 ounces of gold and 1.53 million ounces of silver, or 2.84 million AgEq ounces. Recovered ounces were higher than sold ounces during the quarter, resulting in an increase in work in process and finished goods inventory of approximately 0.3 million payable AgEq ounces.

● Underground production mining rates averaged 818 tonnes per day during Q2, 2023, an increase of 16% compared to Q1, 2023 (707 tpd) and ahead of H1, 2023 expectations of 650 to 700 tpd. The Q2, 2023 rate aligns with Report expectations.

● Daily development rates continued to increase in Q2, 2023 averaging 37.8 metres per day ("mpd") (Q1, 2023 - 31.5 mpd), including 33.4 mpd of lateral development, a level which is expected to increase slightly in H2, 2023.

1 Please refer to new release titled SilverCrest Announces Results of Updated Independent Technical Report dated July 31, 2023 and available on the Company's website. The Report will be filed on SEDAR+ within 45 days of July 31, 2023.

2 Average realized prices, net free cash flow, net cash, treasury assets, cash costs and cash costs per AgEq ounce sold, AISC, and AISC per ounce sold are non-IFRS financial measures. Non-IFRS financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. Please refer to the "NON-IFRS FINANCIAL MEASURES" section of this news release for additional information.

3 AgEq ratio used in this MD&A of 79.51:1 was calculated using metal prices of $1,650 per ounce for gold and $21 per ounce for silver and based on the Report NR.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED JUNE 30, 2023	TSX: SIL | NYSE American: SILV

● Daily processing plant throughput averaged 1,186 tpd, a slight increase from Q1, 2023 rate of 1,160 tpd. Processed grades increased from Q1, 2023, averaging 4.84 grams per tonne gold (Q1, 2023 - 4.06 gpt) and 449 gpt silver (Q1, 2023 - 419 gpt).

● Metallurgical recoveries improved over Q1, 2023 with an average gold recovery of 98.4% (Q1, 2023 - 97.5%) and average silver recovery of 97.9% (Q1, 2023 - 91.9%).

● Mining contract discussions paused in Q2, 2023 and will resume in earnest now that necessary details outlined in the Report are available. It is expected that these negotiations will be finalized in H2, 2023.

Q2, 2023 Financial and Operational Highlights

	Unit	Q2, 2023	Q1, 2023	H1, 2023
Revenue	$ millions	62.0	58.0	120.0
Cost of sales	$ millions	(23.7)	(22.4)	(46.1)
Mine operating income	$ millions	38.3	35.6	73.9
Income for the period	$ millions	23.7	27.2	50.9
Income per share - basic	$/share	0.16	0.18	0.35
Net free cash flow (1)(5)	$ millions	43.7	21.8	65.5
Cash costs (1)(5)	$/oz AgEq sold	7.39	6.53	6.96
AISC (1)(5)	$/oz AgEq sold	12.70	10.94	11.82
	Unit	June 30, 2023	March 31, 2023
Cash and cash equivalents	$ millions	53.4	45.8
Bullion	$ millions	5.6	2.0
Treasury assets (1)	$ millions	59.0	47.8
Credit Facility Debt	$ millions	-	(25.0)
Net cash	$ millions	53.4	21.0
	Unit	Q2, 2023	Q1, 2023	H1, 2023
Ore mined	tonnes	74,400	63,600	138,000
Ore milled (2)	tonnes	107,900	104,400	212,300
Average daily mill throughput	tpd	1,186	1,160	1,173

Gold (Au)
Average processed grade	gpt	4.84	4.06	4.46
Process Recovery	%	98.4	97.5	98.0
Recovered	oz	16,500	13,300	29,800
Sold	oz	13,400	14,200	27,600
Average realized price	$/oz	1,991	1,879	1,933

Silver (Ag)
Average processed grade	gpt	449	419	434
Process Recovery	%	97.9	91.9	95.1
Recovered	million oz	1.53	1.29	2.82
Sold	million oz	1.45	1.36	2.81
Average realized price	$/oz	24.36	23.00	23.70

Silver equivalent (AgEq) (3)
Recovered	million oz	2.84	2.35	5.19

(1) Non-IFRS measures. Please refer to the "NON-IFRS FINANCIAL MEASURES" section of this news release for additional information.

(2) Ore milled includes material from stockpiles and ore mined.

(3) Silver equivalent ("AgEq") ratio used in this news release of 79.51:1 was calculated using metal prices of $1,650 per ounce for gold and $21 per ounce for silver and based on the Report. For consistency with the comparative period, the AgEq ratio reported during Q1, 2023 was changed from 86.9:1 to 79.51:1, resulting in a change from 2.45 million oz AgEq to 2.35 million oz AgEq recovered and a change from 2.6 million AgEq oz sold to 2.5 million AgEq oz sold.

(4) As Q1, 2023 was the first full quarter of production at Las Chispas, there is no 2022 quarter end financial and operational information available for comparison.

(5) Comparative figures for Q1, 2023 have been updated to conform to the presentation format and calculation of costs adopted in Q2, 2023. This change was made to better align cash costs and AISC at the mine level with the format presented in the Updated Technical Report.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED JUNE 30, 2023	TSX: SIL | NYSE American: SILV

Guidance Highlights

SilverCrest has set its H2, 2023 and 2023 guidance as follows:

Guidance Metric	Unit	H2, 2023	2023
AgEq Ounces	million oz sold	4.8 to 5.2	9.8 to 10.2
Cash Costs	$/oz AgEq sold	7.00 to 8.50	7.50 to 8.50
AISC - Mine Level	$/oz AgEq sold	11.75 to 13.50	10.75 to 11.75
AISC	$/oz AgEq sold	13.75 to 15.50	12.75 to 13.75

Notes:

1. All costs based on Mexico Peso to US dollar exchange ratio of 20:1. During Q2, 2023 the Mexican peso to US dollar exchange ratio averaged 17.7:1.

2. Cash costs and AISC are Non-IFRS measures. There are some slight differences in the way that Cash Costs and AISC were calculated in the Report compared to the Company's definitions.  Please refer to the "NON-IFRS FINANCIAL MEASURES" section of this news release for additional information.

3. AISC is based on World Gold Council definition, includes corporate level costs of $2.00 per AgEq for 2023.

4. The AgEq in the table above used Ag:Au ratio of 79.51:1. If an Ag:Au ratio of 86.9:1 was applied to the table above, then AISC per AgEq ounce guidance would be reduced by $0.50 per AgEq ounce.

Cash costs and AISC are expected to increase in H2, 2023 as the weighted average cost of material sourced from the stockpile increases and due to higher sustaining capital costs. Sustaining capital is expected to increase due to more underground development, including ventilation infrastructure and the establishment of mobile maintenance facilities. The Company plans to spend approximately $24 million in sustaining capital expenditures in H2, 2023, which would bring the expected expenditure for sustaining capital in 2023 to approximately $40 million.

In conjunction with the Report, SilverCrest announced a $10 million exploration budget from now until the end of Q1, 2024. The focus of this budget will be mainly on the conversion of high-grade inferred resources with an ultimate goal of reserve replacement. The program will also include targeting of earlier stage opportunities at Las Chispas aimed at following up on high grade intercepts and new structures. The potential conversion of ounces are located near existing underground infrastructure.

3.    DISCUSSION OF LAS CHISPAS OPERATIONS

Underground

In Q2, 2023 mining rates averaged 818 tpd, an increase from Q1, 2023 rates of 707 tpd and 16% above the high end of the expected range of 650-700 tpd for H1, 2023 and in-line with the Report. Mined grades in the quarter were estimated to average 5.67 gpt gold and 549 gpt silver, or 999 gpt AgEq. The mine ramp-up beyond H1, 2023, is expected to average approximately 800 tpd.

Processing Plant

During Q2, 2023, the Las Chispas processing plant performed well with throughput averaging 1,186 tpd. Gold and silver recoveries increased from Q1, 2023 (98.4% vs. 97.5% and 97.9% vs. 91.9%, respectively). These recovery levels are slightly better than those disclosed in the Report.

Processed gold and silver grades increased from Q1, 2023 levels as the percentage of lower grade historic stockpile feed was reduced and higher grades in stockpile delivered to the plant. During the quarter, processed gold grades averaged 4.84 gpt (4.06 gpt in Q1, 2023) and silver grades averaged 449 gpt (419 gpt in Q1, 2023). During Q2, 2023, the grade to the plant was increased above plan to prepare for the potential of a reduction of process plant operating time in Q3, 2023 due to planned maintenance and the potential for seasonal stormy weather impacting national grid power availability.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED JUNE 30, 2023	TSX: SIL | NYSE American: SILV

An estimated 16,500 oz of gold and 1.53 million oz of silver, or 2.84 million silver equivalent oz were recovered in the quarter.

As outlined in the Report, the Company continues to benefit from strategic stockpiles used to supplement processing plant feed as the mine is gradually developed, and tonnage ramped-up.

Revenue

During Q2, 2023, the Company sold a total of 13,400 oz of gold and 1.45 million oz of silver, at average realized prices of $1,991 per oz gold and $24.36 per oz silver, generating revenue of $62.0 million (Q1, 2023 - $58.0 million). The 7% increase in revenue during Q2, 2023 over Q1, 2023 was primarily the result of higher gold and silver prices on ounces sold and higher silver ounces sold, offset by lower gold ounces sold due to the timing of sales.

Costs

In the second quarter, total cost of sales was $23.7 million (Q1, 2023 - $22.4 million). Cost of sales increased by 6% over Q1, 2023 primarily due to the increase in silver equivalent ounces sold.

During the quarter, cash costs averaged $7.39 per oz AgEq sold and Mine Level AISC averaged $11.41 per oz AgEq sold. Corporate Level AISC which aligns with the World Gold Council definition of AISC averaged $12.70 per oz AgEq sold, compared to $10.94 per oz AgEq in Q1, 2023. AISC increased from Q1, 2023 due to an expected increase in sustaining capital related to an increase in mine development required. Refer to the Capital Expenditure section below.

Capital Expenditure

During Q2, 2023, capital expenditure at Las Chispas increased over Q1, 2023 by $3.0 million. The majority of this planned increase during the quarter is attributed to the completion of 37% more underground development compared to Q1, 2023 to reach levels expected in the Report. The balance of the increase can be attributed to underground and surface infrastructure. It is expected that sustaining capital costs will be more elevated in H2, 2023 as a result of development of underground ventilation infrastructure and the establishment of mobile maintenance facilities. 2024 sustaining capital will continue to increase from 2023 levels as underground development is increased. This aligns with the Report, whereby the mine level AISC for 2023 and 2024 are expected to have higher sustaining capital relative to the remaining life of mine.

ESG

In May 2023, the Company was recognized with the 2023 Empresa Socialmente Responsable (ESR) Socially Responsible Company Distinction by the Mexican Center for Philanthropy (CEMEFI) for 'the areas of Quality of Life in the Company, Ethics and Corporate Governance, Links with the Community and Care and Preservation of the Environment'.

On June 14, 2023 SilverCrest delivered its inaugural ESG report for the year ended 2022, which is available on the Company's website.

Subsequent to the end of the quarter, the Company commenced the second of its five-year $1.5 million local water infrastructure projects. In addition, the Company finalized labour negotiations with its main union for a two-year period within the budgeted cost range.

4.    SUMMARY OF QUARTERLY RESULTS

The following table sets out information, derived from the Company's unaudited condensed consolidated interim financial statements prepared in accordance with IAS 34 "Interim Financial Reporting" as issued by the IASB, for each of the eight most recently completed financial quarters:

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED JUNE 30, 2023	TSX: SIL | NYSE American: SILV

	Q2, 2023	Q1, 2023	Q4, 2022	Q3, 2022
	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022
	$ 000's, Except Per Share Amounts
Revenue	$61,999	$57,983	$40,791	$2,719
Income for the period	$23,702	$27,165	$5,231	$25,212
Income per common share - basic	$0.16	$0.18	$0.03	$0.17
Income per common share - diluted	$0.16	$0.18	$0.04	$0.17

	Q2, 2022	Q1, 2022	Q4, 2021	Q3, 2021
	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021
	$ 000's, Except Per Share Amounts
Income (loss) for the period	$9,605	$(8,747)	$(7,949)	$6,917
Income (loss) per common share - basic	$0.07	$(0.06)	$(0.06)	$0.05
Income (loss) per common share - diluted	$0.06	$(0.06)	$(0.06)	$0.05

The Company started commissioning the Las Chispas process plant during Q2, 2022 and had its first precious metal sales during Q3, 2022. The ramp-up of the process plant operation continued in Q3, 2022 and commercial production was achieved in Q4, 2022. Q1, 2023 was the Company's first full quarter of production which has continued to date.

Please refer to note 5 Results of Operations below for the significant variations in items that make up the income for the current and comparative periods. In addition, the Company had a foreign exchange gain during Q1, 2023, Q3, 2022, Q2, 2022, and Q3, 2021. The Q1, 2023, foreign exchange gain was due to MX$ denominated balances as the value of MX$ increased, relative to the parent entity's functional currency of C$. The Q3, 2022, Q2, 2022, and Q3, 2021, foreign exchange gains were due to US$ and MX$ denominated balances as the value of both US$ and MX$ increased, relative to the parent entity's functional currency of C$. The parent entity holds the majority of the cash and cash equivalents and has MX$ denominated inter-company loans receivable. During Q3, 2022, Q2, 2022, and Q3, 2021 the Company also had a large adjustment on foreign currency translation as a result of translating parent entity balances to US$. This adjustment on foreign currency translation is included in comprehensive income (loss) but not in regular income for the respective periods.

5.    RESULTS OF OPERATIONS

During Q2, 2023, income was $23.7 million, compared to $9.6 million for Q2, 2022. The significant variations between these periods, ranked from largest to smallest, included:

	Three months ending June 30,
	2023	2022	Variance
	$ 000's	$ 000's	$ 000's	Variance explanation
Revenue	$61,999	$-	$61,999	The Company had its first metal sales during Q3, 2022 so there were no comparable sales in Q2, 2022. The Company declared commercial production effective November 1, 2022.
Cost of sales	$(23,706)	$-	$(23,706)

The Company has only had metal sales since Q3, 2022  there were no comparable cost of sales in Q2, 2022. While the Las Chispas Operation achieved commercial production in Q4, 2022, the underground mine remains in a planned ramp-up phase, and the processing plant is currently fed with a mix of ore from stockpiles and run-of-mine. Stockpile inventory that was recorded as cost of sales included ore that was mined prior to the development phase and had previously been expensed as exploration and evaluation expenditures. This lowered the weighted average cost of stockpile inventory in Q2, 2023. As a result, the cost of sales are lower than anticipated steady-state operating costs, when these stockpiles have been fully processed.

Foreign exchange (loss) gain	$(8,641)	$12,025	$(20,666)

During Q2, 2023, the Company recognized unrealized foreign exchange losses resulting from the translation of intercompany balances between the parent entity and its subsidiaries. This was due to the relative depreciation in the value of MX$ to C$ during Q2, 2023. During Q2, 2023, the value of US$ decreased, relative to C$ which resulted in realized foreign exchange losses in the parent entity which has a functional currency of C$, as it held $31.3 million (December 31, 2022 - $29.5 million) in US$ denominated cash and cash equivalents at June 30, 2023. During Q2, 2022, both the US$ and MX$ appreciated relative to the C$.

Income tax expense	$(3,383)	$-	$(3,383)	During Q2, 2023, the Company recorded a $2.7 million provision related to the 7.5% special mining duty which was estimated to be payable to the Mexican government on gold and silver sales.
General and administrative expenses	$(3,043)	$(1,520)	$(1,523)

During Q2, 2023, Las Chispas was in the production phase, opposed to the development phase in Q2, 2022, which resulted in the Company having a higher headcount in Q2, 2023, compared to Q2, 2022 and there were increased compensation packages due to performance reviews at the end of 2022. The Company also began to accrue annual bonuses monthly, during 2023 which resulted in a comparatively higher expense during Q2, 2023.

Exploration and evaluation expenditures	$(151)	$(1,635)	$1,484	During Q2, 2023, the Company focused on permitting, access agreements, mapping, and sampling of unexplored areas for target generation on El Picacho. Comparatively, there was no drilling at Picacho during Q2, 2023 vs 10.6 km during Q2, 2022. As a result, expenditures were lower, year-over-year.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED JUNE 30, 2023	TSX: SIL | NYSE American: SILV

During H1, 2023, income was $50.9 million, compared to $0.9 million for H1, 2022. The significant variations between these periods, ranked from largest to smallest, included:

	Six months ending June 30,
	2023	2022	Variance
	$ 000's	$ 000's	$ 000's	Variance explanation
Revenue	$119,982	$-	$119,982	The Company had its first metal sales during Q3, 2022 so there were no comparable sales in H1, 2022. The Company declared commercial production effective November 1, 2022.
Cost of sales	$(46,083)	$-	$(46,083)

The Company has only had metal sales since Q3, 2022 so there were no comparable cost of sales in H1, 2022. While the Las Chispas Operation achieved commercial production in Q4, 2022, the underground mine remains in a planned ramp-up phase, and the processing plant is currently fed with a mix of ore from stockpiles and run-of-mine. Stockpile inventory that was recorded as cost of sales included ore that was mined prior to the development phase and had previously been expensed as exploration and evaluation expenditures. This lowered the weighted average cost of stockpile inventory in H1, 2023. As a result, cost of sales are lower than anticipated steady-state operating costs, when stockpiles have been fully processed.

Foreign exchange (loss) gain	$(7,522)	$6,725	$(14,247)

During H1, 2023, the Company recognized unrealized foreign exchange losses resulting from MX$ denominated intercompany balances between the parent entity and its subsidiaries. This was due to the relative appreciation in the value of MX$ relative to the subsidiaries functional currency of US$ during H1, 2023. During Q2, 2023, the value of US$ decreased, relative to C$ which resulted in realized foreign exchange losses in the parent entity which has a functional currency of C$, as it held $31.3 million (December 31, 2022 - $29.5 million) in US$ denominated cash and cash equivalents at June 30, 2023. During H1, 2022, both the US$ and MX$ appreciated relative to the C$.

Income tax (expense) recovery	$(8,587)	$57	$(8,644)

During 2022, the Company had its first revenue from operations and determined that it was appropriate to record certain tax liabilities as their likelihood of being realized had increased. During H1, 2023, the Company recognized deferred income tax due to unrealized foreign exchange gains on intercompany loan balances. As the Company has begun to repatriate cash generated from operations from Mexico to Canada, the realization of these foreign exchange gains have a greater likelihood of occurring. During H1, 2023, the Company also recorded a $5.2 million provision related to the 7.5% special mining duty which was estimated to be payable to the Mexican government on gold and silver sales.

Exploration and evaluation expenditures	$(377)	$(3,389)	$3,012

During H1, 2023, the Company  focused on permitting, access agreements, mapping, and sampling of unexplored areas for target generation for El Picacho. There was no drilling at Picacho during H1, 2023 vs 20.3 km during H1, 2022. As a result, expenditures were lower, year-over-year.

General and administrative expenses	$(5,858)	$(3,172)	$(2,686)

The Company had a higher head-count in H1, 2023, compared to H1, 2022, due to new hires and in line with increased activity. Also, there were increased compensation packages including bonuses as a result of performance reviews.

Interest and finance expense	$(2,037)	$(127)	$(1,910)

The Company declared commercial production effective November 1, 2022, and accordingly, began to expense interest costs on debt in the consolidated statement of income and comprehensive income (loss); debt interest costs was previously capitalized during the development stage.

6.    LIQUIDITY AND CAPITAL RESOURCES OUTLOOK

The Company has primarily financed its operations to date through the issuance of common shares, debt, and (most recently) revenues. The Company obtained its first debt financing at the end of 2020, refinanced this debt at the end of 2022, and fully repaid the remaining outstanding debt during Q2, 2023. The Company has received revenues from its operations since Q3, 2022.

Assets

At June 30, 2023, the Company held $53.4 million (December 31, 2022 - $50.8 million) as cash and cash equivalents. The primary factors that contributed to the increase in cash and cash equivalents from December 31, 2022 to June 30, 2023 include:

● $80.8 million (H1, 2022 - $13.3 million used in) provided by operating activities primarily due to income generated from mining operations at Las Chispas offset by an increase in inventories and the payment of accounts payable, in the normal course of business;

● $51.4 million (H1, 2022 - $3.0 million) used in financing activities primarily for early repayment of debt (see "6. Liquidity and Capital Resources Outlook - Liabilities"); and

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED JUNE 30, 2023	TSX: SIL | NYSE American: SILV

● $24.6 million (H1, 2022 - $38.0 million) used in investing activities primarily for sustaining capital investments at the Las Chispas Operation and bullion purchases, partially offset by interest income received.

As of June 30, 2023, bullion totaled $5.6 million (December 31, 2022 - $Nil), which consisted of gold and silver bars purchased from a bullion bank to hold as treasury assets in accordance with the Company's liquidity management policy. The bullion is held in storage with The Bank of Montreal in Canada. For further details on bullion, please refer to note 3 of the condensed consolidated interim financial statements for the three and six months ended June 30, 2023.

As of June 30, 2023, inventories totaled $46.6 million (December 31, 2022 - $40.2 million), which consisted of stockpile ore, work-in-process, finished goods, and material and supplies. The Company did not hold any non-current inventories.

As of June 30, 2023, value-added taxes receivable decreased to $30.0 million (December 31, 2022 - $31.4 million), which consisted primarily of IVA of $29.9 million (December 31, 2022 - $31.4 million) that the Company has paid and is due to be recovered. The Company believes the balance is fully recoverable and has not provided an allowance. As the Company is uncertain of the timing of the recovery of IVA, it has recorded $13.5 million, being the portion of the receivable that it estimates will be received within the next 12 months, as current and the remaining $16.4 million receivable as non-current. The Company received aggregate IVA refunds of $13.1 million during H1, 2023 (H1, 2022 - $7.0 million).

As of June 30, 2023, mineral property, plant, and equipment increased to $236.4 million (December 31, 2022 - $228.1 million) as H1, 2023, total additions of $22.0 million exceeded depreciation and depletion of $13.6 million. Additions were primarily related to sustaining capital investments at the Las Chispas Operation.

Liabilities

As of June 30, 2023, accounts payable and accrued liabilities amounted to $16.9 million (December 31, 2022 - $17.7 million) and was comprised primarily of various contractual obligations arising in the normal course of business, including the fair value of share units issued and outstanding as of June 30, 2023. For further details on accounts payable and accrued liabilities, please refer to note 6 of the unaudited condensed consolidated interim financial statements for the six months ended June 30, 2023.

As of June 30, 2023, tax liabilities was $9.4 million (December 31, 2022 - $5.7 million) which were mainly withholding taxes to be paid upon the payment of interest on intercompany loans and 7.5% special mining duty.

During H1, 2023, the Company fully repaid its $50.0 million term loan. Its undrawn $70.0 million revolving credit facility remains available until November 27, 2026 and is available for general corporate purposes and to provide working capital (funds available to meet current, short-term obligations if necessary).

As of June 30, 2023, deferred income tax liability amounted to $3.9 million (December 31, 2022 - $0.4 million) (see variance analysis, above).

As of June 30, 2023, the reclamation and closure provision increased to $5.5 million (December 31, 2022 - $4.6 million), which is the present value of estimated future net cash outflows to rehabilitate the Las Chispas Operation for disturbances in existence. This increase was primarily driven by changes in foreign exchange rates. The undiscounted value of the reclamation and closure provision is estimated to be $12.7 million (December 31, 2022 - $11.2 million). The undiscounted value of the reclamation and closure provision is based on a cost estimate of $6.9 million and aligned with closure costs discussed in the Report. An inflation rate of 4.6% per annum was applied to arrive at the estimated future value of the provision. Most of the expenditures are expected to occur in 2030 and 2032.

Liquidity outlook and risks

The Company began generating revenue during Q3, 2022 with the startup and commissioning of the Las Chispas Operation and declared commercial production during Q4, 2022. Management believes its liquidity as at the date of this MD&A together with future revenues, and its undrawn $70.0 million revolving credit facility will be sufficient to fund its operating activities and provide general corporate purpose needs beyond the next 12 months. The Company's financial condition is dependent on its ability to  operate Las Chispas. To facilitate the management of its capital requirements, the Company typically prepares annual expenditure budgets, which are revised periodically based on projected production and the results of its exploration and operational activities, availability of financing, and industry conditions.  For discussion of the Company's outlook on production and costs for the remainder of the year, refer to the Guidance section above.

The impact of inflation on the Company's financial position and operating performance over the next 12 months cannot be determined with any degree of certainty due to a number of factors outside of the Company's control.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED JUNE 30, 2023	TSX: SIL | NYSE American: SILV

Commitments and contractual obligations

The Company occasionally will enter certain long-term leases as a lessee. Where they are not considered low value leases, the Company will recognize an asset and a liability in its consolidated statement of financial position.  As at June 30, 2023, the Company had total lease liabilities of $0.3 million (December 31, 2022 - $0.4 million) of which $0.1 million (December 31, 2022 - $0.1 million) was a current liability.

The Company has certain 20-year lease agreements relating to the lease of surface rights so that the Company can pass over areas of land to access both its Las Chispas and Picacho properties. Annual surface right payments total $0.4 million.

The Company enters into contracts that give rise to commitments in the normal course of business. The following table summarizes the remaining contractual cash flows of the Company's financial liabilities and contractual obligations shown in contractual undiscounted cash flows, at June 30, 2023:

	Less than 1 year	Between 1 - 3 years	Between 4 - 5 years	After
				5 years	Total
	$ 000's	$ 000's	$ 000's	$ 000's	$ 000's
Accounts payable and accrued liabilities	$16,928	$-	$-	$-	$16,928
Tax liabilities	9,366	-	-	-	9,366
Purchase obligation	76	-	-	-	76
Lease liabilities	71	140	92	100	403
Reclamation and closure provision(1)	-	-	-	12,707	12,707
TOTAL	$26,441	$140	$92	$12,807	$39,480

(1) Estimated undiscounted cash flows.

7.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and tax liabilities. The carrying value of accounts receivable, accounts payable and accrued liabilities (except as noted), and tax liabilities approximate their fair values due to the short periods until settlement. The Company's accounts payable and accrued liabilities related to deferred share units ("DSUs"), restricted share units ("RSUs") and performance share units ("PSUs") are measured using level 2 inputs. The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity, foreign currency, credit, commodity price, and interest rate risks. Where material, these risks are reviewed and monitored by the Board of Directors. Foreign currency risk is described below, and for further details on these risks, please refer to note 17 of the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2023.

Foreign currency risk

The Company operates in Canada and Mexico and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies. The operating results and the financial position of the Company are reported in US$. The functional currency of the parent entity is C$ and is therefore exposed to foreign currency risk from financial instruments denominated in currencies other than C$. The functional currency of the Company's subsidiaries is US$ and therefore the Company's subsidiaries are exposed to foreign currency risk from financial instruments denominated in currencies other than US$. In addition to the financial instruments identified in accordance with IFRS 9 - Financial Instruments as summarized in the table below, the Company holds value added taxes receivable which are denominated in Mexican peso which are subject to foreign currency fluctuations.

The Company is exposed to foreign currency risk through the following financial assets and liabilities, expressed in US$:

	US Dollar	Mexican Peso	Total
	$ 000's	$ 000's	$ 000's
June 30, 2023
Cash and cash equivalents	$31,293	$1,493	$32,786
Accounts receivable	98	21	119
Value-added taxes receivable	-	29,942	29,942
Total financial assets	31,391	31,456	62,847
Less: accounts payable and accrued liabilities	(112)	(5,086)	(5,198)
Net financial assets	$31,279	$26,370	$57,649

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED JUNE 30, 2023	TSX: SIL | NYSE American: SILV

The Company is primarily exposed to fluctuations in the value of C$ against US$ and US$ against MX$. With all other variables held constant, a 1% change in C$ against US$ and US$ against MX$ would result in the following impact on the Company's net income for the year:

June 30, 2023
$ 000's
C$/US$ exchange rate - increase/decrease 1%	$313
US$/MX$ exchange rate - increase/decrease 1%	$264

Precious metal price risk

The Company is exposed to price risk on precious metals that impact the valuation of the Company's derivative positions, comprised of gold and silver call options written, which have a direct and immediate impact on the value of certain financial assets, financial liabilities, and net earnings. The prices of precious metals are volatile and affected by many factors beyond the Company's control, and there can be no assurance that commodity prices will not be subject to wide fluctuations in the future. A substantial or extended change in commodity prices could have an adverse effect on the Company's financial position, income, and cash flows.

8.    RELATED PARTY TRANSACTIONS

Professional fees

The Company had the following transactions with Koffman Kalef LLP, a law firm of which the Company's Corporate Secretary is a partner.

	Six months ended June 30, 2023	Six months ended June 30, 2022
	$ 000's	$ 000's
Professional fees - expense	$92	$68

	June 30, 2023	December 31, 2022
	$ 000's	$ 000's
Payable to Koffman Kalef LLP	$20	$12

Key management compensation

The Company's key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and comprise the Company's Chief Executive Officer ("CEO"), President, Chief Financial Officer ("CFO"), Chief Operating Officer ("COO"), and directors. Key management personnel compensation is summarized as follows:

	Six months ended June 30, 2023	Six months ended June 30, 2022
	$ 000's	$ 000's
Salaries, short-term incentives, management fees, and directors' fees (1)	$1,689	$750
Share-based compensation(2)	$612	$656
	$2,301	$1,406

(1) Salaries, short-term incentives, management fees, and directors' fees include remuneration and short-term benefits paid to the President, CFO, COO, and directors. The management fees were paid to a company controlled by the CEO.

(2) Share-based compensation includes amounts recorded for stock options, DSUs, RSUs, and PSUs. Please see note 15 of the unaudited condensed consolidated interim financial statements for the six months ended June 30, 2023 for further details.

Other transactions

  The Company has an allocation of costs agreement with Goldsource Mines Inc. ("Goldsource"), a company related by common directors and officers (N. Eric Fier, Bernard Poznanski, and Graham Thody), whereby the Company shares salaries, administrative services, and other expenses. Amounts allocated to Goldsource are due at the end of each fiscal quarter and accrue interest at a rate of 1% per month, if in arrears for greater than 30 days.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED JUNE 30, 2023	TSX: SIL | NYSE American: SILV

	Six months ended June 30, 2023	Six months ended June 30, 2022
	$ 000's	$ 000's
Costs allocated to Goldsource	$48	$40

	June 30, 2023	December 31, 2022
	$ 000's	$ 000's
Receivable from Goldsource	$12	$19

9.    OUTSTANDING SHARE CAPITAL

As of August 9, 2023, the Company had the following common shares, options and share units issued and outstanding:

Security	C$ per share	Expiry	Issued and Outstanding
Common Shares			147,231,264
Options(1)	C$3.24 - C$12.63	Dec 14, 2023 - Dec 16, 2027	5,456,950
DSUs, RSUs and PSUs(1)(2)			495,957
Fully Diluted			153,184,171

(1) Each option is convertible or exchangeable into one common share of the Company. The Board of Directors may elect one or any combination of the following settlement methods for the settlement of DSUs, RSUs and PSUs: issuing shares from treasury, causing a broker to purchase shares on the TSX; and/or paying cash. Where settlement through shares is chosen, each DSU, RSU and PSU is convertible or exchangeable into one common share of the Company.

(2) This excludes 132,000 DSUs that were outstanding at June 30, 2023, as they are to be settled in cash.

10.  OFF-BALANCE SHEET ARRANGEMENTS

As of June 30, 2023, the Company had no off-balance sheet arrangements.

11.  CHANGES IN ACCOUNTING POLICIES

During H1, 2023, the Company adopted an accounting policy relating to its bullion holdings. Bullion is initially recorded at cost on acquisition and subsequently measured at fair value at the end of each reporting period. Changes in the fair value are recognized in the period the changes occur. These changes are recorded to interest and investment income in the consolidated statements of income and comprehensive income (loss). See note 3 of the condensed consolidated interim financial statements for the three and six months ended June 30, 2023 for further details.

During H1, 2023, the Company adopted the IASB published amendments to IAS 12 - Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction. The Company concluded that the adoption of the amendments had no significant impact on its interim condensed consolidated financial statements.

12.  RISK FACTORS

Besides the risks discussed elsewhere in this MD&A, there are other risks and uncertainties that have affected the Company's financial statements or that may affect them in the future. See "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2022 for other risks affecting or that could potentially affect the Company.

● Activities of the Company may be impacted by public health crises;

● The Company's exploration, development, and mining activities are subject to foreign currency exchange fluctuations which could result in foreign exchange losses;

● Precious metal prices and the fair value of bullion held are subject to wide fluctuations;

● The Company is subject to assessment by taxation authorities in multiple jurisdictions that arise in the ordinary course of business;

● Interest rate and inflation risks;

● Economic conditions for mining; and

● The Company may not be successful in maintaining internal control over financial reporting.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED JUNE 30, 2023	TSX: SIL | NYSE American: SILV

13.  CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenditures during the year. These judgments and estimates are continuously evaluated and are based on management's experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively. Information about such judgments and estimates is contained in note 3 to the audited consolidated financial statements for the year ended December 31, 2022. Management has made the following critical estimates and judgments:

Recoverable value of and impairment of non-current assets

Management must determine whether or not indicators of impairment are present and when indicators of impairment are present estimate the recoverable value of the Company's non-current assets.

Functional currency

The functional currency for an entity is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of the parent entity to be C$ and its subsidiaries to be US$. Determination of functional currency may involve certain judgments to determine the primary economic environment, and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment.

Mineral Reserve Estimate and the Life of Mine plan

The Company estimates its Mineral Reserve Estimate in accordance with the requirements of National Instrument 43-101. Estimates of the quantities of the Mineral Reserve Estimate form the basis for the Company's life of mine plans, which are used for the calculation of depletion expense under the units of production method, impairment tests, and forecasting the timing of the payments related to the environmental reclamation provision.

Share-based payments

The Company uses the Black-Scholes model to value share-based payments related to stock options. The option valuation model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and because the subjective input assumptions can materially affect the calculated fair value, such value is subject to measurement uncertainty.

Collectability and classification of IVA recoverable

IVA recoverable is collectible from the government of Mexico. The collection of IVA is subject to a complex application and collection process and therefore, there is risk related to the collectability and timing of payment from the Mexican government. The Company uses its best estimates based on the facts known at the time and its experience to determine its best estimate of the collectability and timing of these recoveries. Changes in the assumptions regarding collectability and the timing of collection could impact the valuation and classification as a current or non-current asset associated with IVA recoverable.

Inventories valuation and cost

The measurement of inventories, including the determination of its net realizable market value ("NRV"), especially as it relates to metal processing inventory involves the use of estimates.

Las Chispas has mineral stockpiles that are valued at the lower of weighted average cost and NRV. This is the same for work-in-process and finished goods. NRV is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell, discounted where applicable. In determining the value of these stockpiles, the Company makes estimates of tonnages, grades, and the recoverability of ore in these stockpiles to estimate its value. Changes in these estimates can result in a change in carrying amounts of inventory, which could result in charges to cost of sales. The determination of forecast sales prices, recovery rates, grade, assumed contained metal in stockpiles, work-in-process and processing and selling costs all requires significant assumptions that impact the carrying value of inventories.

The cost of inventories include:

● Mining costs incurred in production such as labour, material costs, and depreciation and depletion;

● Mining overhead is allocated to inventory based on a monthly allocation prepared by the Company; and

● Indirect and plant costs that are attributed to mining production.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED JUNE 30, 2023	TSX: SIL | NYSE American: SILV

Estimate of reclamation and closure cost provision

The Company's provision for reclamation and closure costs represents management's best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, the timing of the cash flows associated with the future costs, inflation, and movements in foreign exchange rates when liabilities are anticipated to be settled in a currency other than US$. Cost estimates can vary in response to many factors including changes to the relevant legal requirements, whether closure plans achieve intended reclamation goals, the emergence of new restoration techniques, or experience at other mine sites, local inflation rates, and foreign exchange rates. Future changes to environmental laws and regulations could increase the extent of reclamation and rehabilitation work required to be performed by the Company. Increase in future costs could materially impact the amounts charged to operations for reclamation and closure. The expected timing of expenditures can also change, for example, in response to changes in Mineral Reserve Estimate, production rates, or economic conditions. The Company's assumptions are reviewed at the end of each reporting period and adjusted to reflect management's current best estimate and changes in any of the aforementioned factors can result in a material change to the provision recognized by the Company.

14.  NON-IFRS FINANCIAL MEASURES

SilverCrest uses certain non-IFRS performance measures in this MD&A. Non-IFRS financial measures do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Non-IFRS financial measures - Average realized gold and silver price

Average realized gold and silver price per ounce is calculated by dividing the Company's gross revenue from gold or silver sales for the relevant period by the gold or silver ounces sold, respectively. The Company believes the measure is useful in understanding the metal prices realized by the Company throughout the period. Average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold and silver sales.

		Q2, 2032	Q1, 2023	H1, 2023
($ 000's, except per ounce amounts)
Revenues from financial statements		$61,999	$57,983	$119,982
Ag sales		(35,319)	(31,307)	(66,626)
Au sales	A	26,680	26,676	53,356
Au oz sold during the period	B	13,400	14,200	27,600
Average realized Au price per oz sold	A/B	$1,991	$1,879	$1,933

Revenues from financial statements		61,999	57,983	119,982
Au sales		(26,680)	(26,676)	(53,356)
Ag sales	A	35,319	31,307	66,626
Ag oz sold during the period	B	1,450,000	1,361,000	2,811,000
Average realized Ag price per oz sold	A/B	$24.36	$23.00	$23.70

Non-IFRS financial measure - Net free cash flow

Net free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS. SilverCrest calculates net free cash flow by deducting expenditures on mineral property, plant, and equipment from net cash provided by operating activities. Non-sustaining and growth capital activities are excluded. Net free cash flow is divided by the basic weighted average shares outstanding to get the net free cash flow per basic share. The Company believes that this measure provides valuable assistance to investors and analysts in evaluating the Company's ability to generate cash flow after capital investments and build the cash resources of the Company. The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities less net cash used in investing activities. This differs from the Company's calculation as net cash used in investing activities is used in place of expenditures on mineral property, plant, and equipment. Net cash used in investing activities would include all cash inflows and outflows related to investing activities as per the consolidated statement of cash flows.

Net free cash flow ($ 000's)		Q2, 2023	Q1, 2023	H1, 2023
Cash flow from operating activities		53,808	26,973	80,781
Sustaining capital expenditures		(10,103)	(5,181)	(15,284)
Net free cash flow at mine level	A	43,705	21,792	65,497
Weighted average shares outstanding - basic	B	147,231	147,200	147,216
Net free cash flow - basic per share	A/B	0.30	0.15	0.44

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED JUNE 30, 2023	TSX: SIL | NYSE American: SILV

Sustaining capital expenditures ($ 000's)	Q2, 2023	Q1, 2023(1)	H1, 2023
Expenditures on mineral property, plant, and equipment	(12,919)	(7,930)	(20,849)
Payment of lease liabilities	(28)	(43)	(71)
Non-sustaining and growth capital activities	2,844	2,792	5,636
Sustaining capital expenditures	(10,103)	(5,181)	(15,284)

(1) Q1, 2023 sustaining capital expenditures have been updated to conform to calculation of costs adopted in Q2, 2023, which reallocated exploration costs from sustaining to non-sustaining and growth capital activities.

Non-IFRS financial measure - Net cash

SilverCrest calculates net cash by deducting debt from cash and cash equivalents as reported in the consolidated statements of financial position. The Company believes that in addition to conventional measures prepared in accordance with IFRS, net cash is useful to evaluate its liquidity and capital resources.

Net Cash	June 30, 2023	March 31, 2023
	$ 000's	$ 000's
Cash and cash equivalents	53,413	45,765
Debt	-	(24,811)
Net cash	53,413	20,954

Non-IFRS financial measure - Treasury assets

SilverCrest calculates treasury assets as cash and cash equivalents plus bullion as reported in the consolidated statements of financial position. The Company believes that in addition to conventional measures prepared in accordance with IFRS, treasury assets is useful to evaluate its liquidity and capital resources.

Treasury assets	June 30, 2023 $ 000's	March 31, 2023 $ 000's
Cash and cash equivalents	53,413	45,765
Bullion	5,634	1,985
Treasury Assets	59,047	47,750

Non-IFRS financial measure - Cash costs and cash costs per silver equivalent ounce sold

The Company uses cash costs per ounce of precious metals sold to monitor its operating performance internally. The most directly comparable measure prepared in accordance with IFRS is cost of sales. The Company believes this measure provides investors and analysts with useful information about its underlying cash costs of operations. The Company also believes it is a relevant metric used to understand its operating profitability and ability to generate cash flow. Cash costs are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that the Company's reporting of these non-IFRS financial measures are similar to those reported by other mining companies. They are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS financial measures. Cash costs include production costs, refinery and transportation costs and extraordinary mining duty. Cash costs excludes non-cash depreciation and depletion and site share-based compensation.

Cash costs per silver equivalent ounce sold is calculated by dividing cash costs by the silver equivalent ounces sold.

Non-IFRS financial measure - AISC and AISC per silver equivalent ounce sold

The Company defines AISC as the sum of total cash costs (as defined above); general and administrative expenses; share-based compensation; reclamation and closure provision depletion and accretion related to current operations; sustaining capital expenditures relating to current operations, including underground mine development and exploration and evaluation costs; and payments for leases. Corporate and allocated general and administrative expenses do not include non-cash depreciation. As this measure seeks to reflect the full cost of silver equivalent production from current operations, growth capital is excluded. Certain other cash expenditures, including tax payments and financing charges are also excluded. There are some slight differences in the way that Cash Costs and AISC were calculated in the Report compared to the Company's definitions as the Report looks at the standalone operation. The Report includes 7.5% mining royalty (treated as an income tax under IFRS) but excluded corporate and allocated general and administrative expenses and share-based compensation.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED JUNE 30, 2023	TSX: SIL | NYSE American: SILV

($ 000's, except per ounce amounts)	Q2, 2023	Q1, 2023(2)	H1, 2023
Cost of sales from financial statements	$23,706	$22,377	$46,083
Less: depreciation and depletion	(4,990)	(4,045)	(9,035)
Less: changes in inventories	877	(906)	(29)
Less: corporate salaries and other expenses in cost of sales	(1,003)	(1,163)	(2,166)
Total cash costs	18,590	16,263	34,853
Add: sustaining capital expenditures	10,103	5,181	15,284
Total all-in sustaining costs at the mine level	$28,693	$21,444	$50,137
Add: reclamation and closure provision - depletion and accretion	225	199	424
Add: changes in inventories	(877)	906	29
Add: corporate general and administrative expenses (including share-based compensation)	2,894	3,520	6,414
Add: corporate salaries and other expenses in cost of sales	1,003	1,163	2,166
Total all-in sustaining costs	$31,938	$27,232	$59,170

AgEq koz sold (79.51:1)(1)	2,515	2,490	5,005
Total cash costs per oz sold	$7.39	$6.53	$6.96
All-in sustaining costs per oz sold at the mine level	$11.41	$8.61	$10.02
All-in sustaining costs per oz sold	$12.70	$10.94	$11.82

(1) For consistency with the comparative period, the AgEq ratio reported during Q1, 2023 was changed from 86.9:1 to 79.51:1, resulting in a change from 2,595 koz AgEq sold reported in Q1, 2023 to 2,490 koz AgEq sold.

(2) Previously reported as AISC at the project level and at the corporate level for Q1, 2023 as $10.09/oz AgEq sold and $11.45/oz AgEq sold, respectively. Q1, 2023 AISC has been updated to conform to the presentation format and calculation of costs adopted in Q2, 2023. This presentation change, which reallocated site share-based compensation, corporate costs, exploration costs, reclamation and closure provision and changes in inventories from AISC at the mine level was made to better align with the format presented in the Updated Technical Report. On a go-forward basis, the Company plans to only report corporate level AISC.

15.  INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. Therefore, even those systems determined effective can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

There have been no significant changes in the Company's internal control over financial reporting during the six months ended June 30, 2023, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.